Issuer Free Writing Prospectus dated November 6, 2007
Relating to Preliminary Prospectus dated November 6, 2007
Filed pursuant to Rule 433
Registration No. 333-147070

Global Ship Lease, Inc.

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated November 6, 2007 (the ‘‘Preliminary Prospectus’’), and to provide you with a hyperlink to the current version of our Registration Statement on Form F-1 (File No. 333-147070), which includes the Preliminary Prospectus.

The Preliminary Prospectus includes the information set forth below and forms part of our Registration Statement on Form F-1, to which this Free Writing Prospectus relates. You should read the entire Preliminary Prospectus carefully, including the section entitled ‘‘Risk factors’’ and the financial statements and the related notes, before deciding to invest in our common shares.

To review our current Registration Statement and the Preliminary Prospectus, click on the following link on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/1415948/000095013607007485/file1.htm

Our Central Index Key, or CIK, on the SEC Web site is 0001415948.

All page references listed below are to the Preliminary Prospectus.

We revised the selected historical carve-out financial information in ‘‘Summary carve-out financial and other data’’ (page 10) and ‘‘Selected historical carve-out financial and operating data’’ (page 38) as follows:

Unaudited pro forma net income per share in $ per share – basic has been revised to $4.98 for the six-month period ended June 30, 2007;

Unaudited pro forma net income per share in $ per share – diluted has been revised to $4.98 for the six-month period ended June 30, 2007;

Unaudited pro forma net income per share in $ per share – basic has been revised to $6.41 for the year ended December 31, 2006;

Unaudited pro forma net income per share in $ per share – diluted has been revised to $6.41 for the year ended December 31, 2006;

Unaudited pro forma weighted average number of common shares outstanding – basic has been revised to 5,097,920 for both the six-month period ended June 30, 2007 and the year ended December 31, 2006; and

Unaudited pro forma weighted average number of common shares outstanding – diluted has been revised to 5,097,920 for both the six-month period ended June 30, 2007 and the year ended December 31, 2006.

In addition, we revised the ‘‘CMA CGM S.A. – Predecessor Carve-Out Financial Statements’’ as follows:

‘‘Predecessor Statements of Income for the Years Ended December 31, 2006, 2005 and 2004’’ (page F-4) as follows:

Unaudited weighted number of common shares outstanding has been revised to 5,097,920 for the year ended December 31, 2006; and

Unaudited pro forma earnings per share in $ per share – basic and diluted – has been revised to $6.41.

FREE WRITING PROSPECTUS

‘‘Predecessor Carve-Out Interim Statements of Income for the six-months period ended June 30, 2007 and June 30, 2006’’ (page F-18) as follows:

Unaudited weighted number of common shares outstanding has been revised to 5,097,920 for the six months ended June 30, 2007; and

Unaudited pro forma earnings per share in $ per share – basic and diluted – has been revised to $4.98.

‘‘Notes to the Carve-out Financial Statements and the Interim Carve-out Financial Statements’’ (pages F-12 and F-21) as follows:

Significant accounting policies – Pro forma earnings per share of the Carve-Out Financial Statements (page F-12) and of the Interim Carve-Out Financial Statements (page F-21) have been revised to update the calculation of the total number of shares required to fund the deemed distribution to CMA CGM. The revised text on the ‘‘Unaudited pro forma earnings per share’’ is as follows:

Unaudited pro forma earnings per share gives effect to the estimated number of shares the proceeds of which would be required to fund the deemed distribution to CMA CGM. The estimated total number of shares includes 5.1 million assumed to be issued to fund the deemed distribution to CMA CGM of $102.0 million (which represents the excess of the $573.0 million purchase consideration of our 12 vessels over their carrying amount of $471.0 million as of June 30, 2007), assuming an offer price of $20.00 per share. Unaudited pro forma earnings per share have been calculated by dividing the net income for the year ended December 31, 2006 by the estimated shares assumed to be issued to fund the deemed distribution.

GSL has filed a Registration Statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents GSL has filed with the SEC for more complete information about GSL and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GSL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank at 212-821-3884 or Citi toll-free at 1-800-831-9146.